Exhibit 99.2

TERM SHEET

TERM SHEET	This term sheet (Term Sheet) dated October 28, 2025 sets forth the details regarding the terms of the strategic partnership (the Strategic Partnership) among Brookfield Renewable Power Inc., Cameco U.S. Holdings, Inc. and Cameco Corporation (collectively, the Current Owners), the United States Department of Commerce (USG) (each, a Partner) and Westinghouse Electric Company (Westinghouse) and the terms that will apply to the definitive agreement to be entered into in connection with the Strategic Partnership.

STRATEGIC PARTNERSHIP

As described in more detail in Schedule A, in connection with the transaction contemplated by this Term Sheet (the Transaction), USG and Westinghouse, through its Current Owners, are entering into a Strategic Partnership with the intention to achieve the objectives of reinvigorating the nuclear industrial base as set out in President Trump’s Executive Orders released on May 23, 2025.

To that end,

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Westinghouse will use its resources to accelerate the build-out of nuclear technology in the United States and globally and help facilitate nuclear power becoming a cornerstone of the next generation investment into artificial intelligence and the buildout of AGI in the United States; and

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USG will support Westinghouse, by, among other things, arranging financing and ordering new Westinghouse nuclear reactors to be built in the United States with an aggregate investment value of at least $80 billion and facilitating permits for new builds, and providing other various forms of support. In particular, the near term financing of long lead time items is required to achieve the level of desired new build in the United States by 2030.

In that context, the Partners will, in good faith, work together to achieve these objectives, including:

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USG making available all required permits and helping obtain all approvals required, that can accommodate the near-term build-out of new nuclear plants.

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USG making available capital required to fund long lead supply chain items and other costs associated with the initial stages of building new nuclear plants.

PARTICIPATION INTEREST

General Terms

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USG will be granted a participation interest (the Participation Interest) by the Current Owners’ existing holding company holding the entities comprising Westinghouse, Watt New Sub-Aggregator L.P. (WEC Holdco).

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Holders of the Participation Interest, when vested, will be entitled to receive 20% of any distributions made by WEC Holdco after the grant of the Participation Interest in excess of $17.5 billion.

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The Participation Interest shall be unvested until such time as the USG has made a final investment decision and entered into long-form definitive agreements setting out its binding obligation (the Orders) to complete the construction of new Westinghouse nuclear reactors in the United States that would require the USG to invest at least $80 Billion in such projects (the Vesting Event).

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Notwithstanding the foregoing:

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prior to the date the Participation Interest has vested, the Participation Interest will not entitle the USG to any rights with respect to WEC Holdco described in this Term Sheet; and

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if there has not been a Vesting Event prior to January 2029, the Participation Interest shall automatically terminate in January 2029, and holders of the Participation Interest will cease to have any rights with respect to WEC Holdco described in this Term Sheet.

Transfer Right

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When vested, the holders of the Participation Interest will have the ability to transfer their rights under the Participation Interest to a third party; provided that, the Current Owners will be given an opportunity to discuss with USG acquiring such Participation Interest. If the Current Owners make an offer, any sale by USG to a third party shall not be less than the value proposed by the Current Owners.

IPO Right

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If (a) the Vesting Event has occurred and (b) the opening valuation in an IPO of Westinghouse is $30 billion or more, the holders of the Participation Interest shall, on or prior to January 2029, be entitled to require an IPO (subject to customary restrictions).

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Immediately prior to or in connection with the IPO, the Participation Interest will directly or indirectly convert into a warrant with a 5 year term from the date of issuance of the warrant to purchase the number of equity securities in the IPO entity that represents the percentage of the IPO entity equal to the product (expressed as a percentage) of (x) the public value of the IPO entity at the time of exercise, less $17.5 billion and (y) 20%.

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In connection with any IPO, the parties will agree to reasonably cooperate with each other and other customary restrictions, in each case, to facilitate the IPO and, following the IPO, will have customary demand and piggyback rights.

DEFINITIVE TRANSACTION AGREEMENT	The USG and the Current Owners shall in good faith use reasonable best efforts to finalize and enter into, within 90 days following the date hereof, a definitive agreement reflecting the terms and conditions set forth in this Term Sheet, including Schedule A, reciprocal representations as to customary fundamental matters and such other customary terms and conditions as are not inconsistent with this Term Sheet and as mutually agreed by the parties acting reasonably, with consideration given to other investment or similar agreements entered into by the USG similar to the Strategic Partnership. In the event the definitive agreement is not finalized within 90 days following the date hereof, (i) the USG and the Current Owners shall continue to in good faith use reasonable best efforts to finalize and enter into such definitive agreement as soon as reasonably practicable thereafter and (ii) the terms and conditions set forth in this Term Sheet shall be the definitive agreement with respect to the Transaction until the time that such definitive agreement is executed and delivered.

CONDITIONS	The grant of the Participation Interest shall be subject to, and the definitive agreement shall contain, the following conditions: (i) each party’s compliance in all material respects with its obligations under the definitive agreement; (ii) all material antitrust, FDI and other non-US regulatory approvals being obtained without any material conditions; (iii) any required approvals under Westinghouse’s material contracts without any material conditions and (iv) absence of any applicable law or judgment enacted, entered, promulgated, enforced or issued by any governmental authority or other legal restraint or prohibition then in effect that prevents the grant of the Participation Interest.

EFFORTS AND PUBLICITY OBLIGATIONS

The parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under the definitive agreement and applicable laws to consummate and make effective reasonably promptly after the date hereof the transactions contemplated by the Strategic Partnership.

The parties shall work cooperatively to align on the appropriate public announcements or other public statement in respect of the Strategic Partnership by any party or its affiliates, provided that parties and their affiliates are permitted to make statements required by applicable law, regulation or judicial process.

CONFIDENTIALITY	Except as required otherwise under applicable law, USG agrees to keep confidential the information obtained about Westinghouse (which, for the avoidance of doubt, excludes information relating to the terms of the Transaction) obtained in the course of negotiating the definitive agreement and the Transaction. The definitive agreement will contain customary provisions relating to mutual obligations to maintain the confidentiality of Westinghouse information.

TERMINATION	If the Participation Interest cannot be granted, or a party determines that the conditions to granting the Participation Interest cannot be met, in each case prior to the date that is 18 months following the date hereof, the obligations set forth in this Term Sheet or the definitive agreement (except for the provisions regarding confidentiality, governing law and dispute resolution) shall be terminable by the USG upon written notice to the Current Owners or the Current Owners by joint written notice to the USG.

AGREEMENT	This Term Sheet and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto, and shall not be assigned or transferred in any manner without the prior written consent of the other parties. This Term Sheet may be executed in counterparts and via electronic signature. This Term Sheet constitutes the entire agreement of the parties with respect to the subject matter hereof. Nothing in this Term Sheet shall commit any party hereto, including the United States Department of Commerce or any officer or employee thereof, to the extent not permitted by applicable law.

GOVERNING LAW; DISPUTE RESOLUTION	This Term Sheet will be governed by and construed in accordance with the federal law of the United States if and to the extent such law is applicable, and otherwise in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State. Each of the parties hereto agrees to submit to the exclusive jurisdiction and venue of the United States District Court for the District of Columbia and the United States Court of Federal Claims for any and all civil actions, suits or proceedings arising out of or relating to this Term Sheet, the Strategic Partnership or the Transaction. To the extent permitted by applicable law, each of the parties hereto hereby unconditionally waives trial by jury in any civil legal action or proceeding relating to this Term Sheet, the Strategic Partnership or the Transaction.

SCHEDULE A: STRATEGIC PARTNERSHIP BETWEEN WESTINGHOUSE AND USG TO REINVIGORATE THE NUCLEAR

INDUSTRIAL BASE

As set out in President Trump’s Executive Orders issued on May 23rd, 2025 (“REINVIGORATING THE NUCLEAR INDUSTRIAL BASE” and “DEPLOYING ADVANCED NUCLEAR REACTOR TECHNOLOGIES FOR NATIONAL SECURITY”), it is in the United States’ national interest to support, both financially and via policy initiatives, the deployment of new nuclear reactors in the United States.

The Participation Interest allows USG to benefit financially from the growth of Westinghouse, and, through its Strategic Partnership with Westinghouse, swiftly achieves the Executive Orders’ objectives of ensuring that the United States (a) remains competitive in the global race to lead in artificial intelligence, (b) maintains energy independence and (c) has access to uninterruptible power supplies for national security, all of which supported by a strong domestic nuclear industry.

It is the intention of the USG and Westinghouse to significantly expand the United States’ nuclear capabilities, including rebuilding the strength of the domestic nuclear supply chain and creating tens of thousands of high-quality American jobs. This Strategic Partnership reflects the administration’s commitment to reinforcing the United States’ leadership in nuclear energy technology and strengthening its national security.

As set out in the Executive Order, “to maximize the speed and scale of new nuclear capacity, the Department of Energy shall prioritize work with the nuclear energy industry to … have 10 new large reactors with complete designs under construction by 2030. To help achieve these objectives, the Secretary of Energy, through the Department of Energy Loan Programs Office, shall … prioritize activities that support nuclear energy, including … actions to make available resources for completing construction of nuclear reactors that were prematurely suspended, and constructing new advanced nuclear reactors.”

In connection with entering into the Strategic Partnership, and consistent with the guidelines described above in the Executive Orders, it is the intention that USG will order new Westinghouse nuclear reactors to be built in the United States with an aggregate investment value of at least $80 billion, with construction commencing by 2026 on one and all by 2030.

To facilitate this objective, it is the intention of the Strategic Partnership that USG, among other things, will seek to:

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Make requisite near term capital available in connection with the placement of long lead equipment orders and funding of the deployment of new Westinghouse nuclear reactors in the United States with an aggregate investment value of at least $80 billion.

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Provide support through government programs and financial incentives to ensure a highly capable workforce and supply chain is further developed within the United States to participate in the construction of at least $80 billion of nuclear reactors (and beyond).

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Advance the United States’ global nuclear leadership by facilitating the exportation of Westinghouse nuclear technology internationally, with the buildout of nuclear power plants across the globe in regions that are appropriate.

USG’s support through the Strategic Partnership will seek to enable:

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Immediate commencement of project execution, accelerating electricity to the grid as quickly as possible to power defense, AI and other mission critical nationally important commercial and industrial users to meeting the guidelines set out in the Executive Order.

•	A significant acceleration of an enhanced labor force and supply chain capability in the United States to support the nuclear industry.

•	Over 50,000 supply chain jobs and over 100,000 construction jobs.

•	The re-establishment of the United States as the nuclear energy powerhouse in the world, leading to other advances in artificial intelligence, healthcare and technology.

IN WITNESS WHEREOF, the Parties have caused this Term Sheet to be signed by their respective duly authorized signatories as of the date first written above.

BROOKFIELD RENEWABLE POWER INC.

By:	/s/ Bruce Flatt
Name: Bruce Flatt
Title: Chief Executive Officer, Brookfield Asset Management

By:	/s/ Connor Teskey
Name: Connor Teskey
Title: Chief Executive Officer

CAMECO CORPORATION

By:	/s/ Tim Gitzel
Name: Tim Gitzel
Title: Chief Executive Officer

By:	/s/ Grant Isaac
Name: Grant Isaac
Title: President and Chief Operating Officer

CAMECO U.S. HOLDINGS, INC.

By:	/s/ Tim McGraw
Name: Tim McGraw
Title: Vice President

UNITED STATES DEPARTMENT OF COMMERCE

By:	/s/ Howard Lutnick
Name: Howard Lutnick
Title: Secretary of Commerce